To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 15 May 2012 at 17:00

at Stavanger Forum, Gunnar Warebergsgate 13, 4021 Stavanger, Norway

AGENDA

1. Opening of the annual general meeting by the chair of the corporate assembly (no voting)

2. Registration of attending shareholders and proxies (no voting)

3. Election of chair for the meeting
    The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

4. Approval of the notice and the agenda

5. Election of two persons to co-sign the minutes together with the chair of the meeting

6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2011 including the board of directors' proposal for distribution of dividend
    The board of directors proposes a total dividend of NOK 6.50 per share for 2011. The dividend accrues to the shareholders as of 15 May 2012, with expected dividend payment on 30 May 2012. The expected payment date for dividends in USD to US ADR (American Depository Receipts) holders is 11 June 2012.

7. Proposal submitted by a shareholder
    A shareholder has proposed that the following resolution be adopted:
    "It is not in the shareholders' long-term interest to continue the extraction of tar sands in Canada. Very high greenhouse gas emissions from extraction of tar sands are not consistent with the international goal of keeping global temperature rise below two degrees Celsius. This, together with the infringement of local indigenous people's constitutional rights and the environmental impacts, make extraction from tar sands an unacceptable strategy. Statoil must withdraw from tar sands extraction in Canada."

    The board of directors' comments to the proposal will be available at www.statoil.com before the annual general meeting.

8. Declaration on stipulation of salary and other remuneration for executive management
    In accordance with section 6-16a of the Public Limited Companies Act, the board of directors will prepare a statement regarding the settlement of salary and other remuneration for executive management. The content of the statement is included in note 5 to Statoil's annual report and accounts for 2011 which have been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). In accordance with section 5-6 (3) of the Public Limited Companies Act, the general meeting will consider the statement by an advisory vote.

9. Determination of remuneration for the company's external auditor for 2011

10. Election of external auditor
    The corporate assembly proposes that KPMG is elected as the new auditor for Statoil ASA.

    The board's audit committee has issued the following statement in connection with the proposal:
    "Ernst & Young has been the external auditor for Statoil ASA for 24 years. Statoil ASA has always been very pleased with the services of Ernst & Young, who have provided services through several important milestones for Statoil, among others, the IPO in 2001, the implementation of the requirements under the Sarbanes-Oxley Act and

IFRS in 2006 and the merger between Statoil and Norsk Hydro's oil and gas activities in 2007, in addition to the regular audit services. The board's audit committee considers it appropriate and consistent with standards for good corporate governance to regularly review the external auditor. Since August 2011 a thorough tendering process has been carried out with the relevant professional suppliers of audit services, all with a high level of competence, expertise and references and well qualified to be external auditor for Statoil ASA. Based on an evaluation of the outcome of the tendering process the board's audit committee supports the proposal of the corporate assembly to the general meeting to elect KPMG as the group's new auditor as of the accounting year 2012. "

Proposal for resolution:
"The general meeting elects KPMG as new auditor for Statoil ASA."

11. **Election of members to the corporate assembly**
    The nomination committee nominates the following persons as members of the corporate assembly until the annual general meeting in 2014:

    1. Olaug Svarva (nominated as chair, for the corporate assembly's election) (existing member and chair)
    2. Idar Kreutzer (nominated as deputy chair, for the corporate assembly's election) (existing member and deputy chair)
    3. Karin Aslaksen (existing member)
    4. Greger Mannsverk (existing member)
    5. Steinar Olsen (existing member)
    6. Ingvald Strømmen (existing member)
    7. Rune Bjerke (existing member)
    8. Tore Ulstein (existing member)
    9. Live Haukvik Aker (existing member)
    10. Siri Kalvig (existing member)
    11. Thor Oscar Bolstad (existing member)
    12. Barbro Hætta (existing member)

    The nomination committee nominates the following persons as deputy members of the corporate assembly until the annual general meeting in 2014:

    1. deputy member: Arthur Sletteberg (existing deputy member)
    2. deputy member: Bassim Haj (new deputy member)
    3. deputy member: Anne-Margrethe Firing (existing deputy member, former 2. deputy)
    4. deputy member: Linda Litlekalsøy Aase (existing deputy member, former 3. deputy)

    For further information about the nominated candidates please see information from the nomination committee at www.statoil.com.

12. **Determination of remuneration for the corporate assembly**
    The nomination committee proposes the following changes to the remuneration to the corporate assembly:

	From	To
Chair	NOK 103,500/annually	NOK 107,900/annually
Deputy chair	NOK 54,500/annually	NOK 56,800/annually
Members	NOK 38,250/annually	NOK 39,900/annually
Deputy members	NOK 5,550/meeting	NOK 5,700/meeting

13. **Election of members to the nomination committee**
    The nomination committee nominates the following persons as members of the nomination committee until the annual general meeting in 2014:

    Olaug Svarva, chair (existing chair)
    Tom Rathke (existing member)
    Live Haukvik Aker (existing member)
    Ingrid Dramdal Rasmussen (existing member)

14. **Determination of remuneration for the nomination committee**
    The nomination committee proposes the following changes to the remuneration to the nomination committee:

	From	To
Chair	NOK 10,400/meeting	NOK 10,800/meeting
Members	NOK 7,700/meeting	NOK 8,000/meeting

15. **Authorisation to acquire Statoil ASA shares in the market in order to continue operation of the share saving plan for employees**

Since 2004, Statoil has offered a share saving plan for employees in the group. The purpose of this scheme is to support good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, more than 80% of the employees participate in the share saving plan. At the annual general meeting in 2011 it was decided to authorise the board of directors to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting in 2012. It is proposed that the general meeting gives the board of directors a new authorisation to acquire shares in the market, in order to continue the company's share saving plan.

Proposed resolution:
"The board of directors is authorised on behalf of the company to acquire Statoil ASA shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2013.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2011."

16. **Authorisation to acquire Statoil ASA shares in the market for subsequent annulment**

The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 own shares in the market (approximate 2.4% of the company's share capital) in accordance with the Public Limited Companies Act section 9-4. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by the remaining shares representing an increased ownership interest in the company.

The reason for the request for such an authorisation is to enable Statoil's board of directors to utilise this mechanism permitted by the Public Limited Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient.

Statoil's dividend policy was revised 10 February 2010:

"It is Statoil's ambition to grow the annual cash dividend, measured in NOK per share in line with long term underlying earnings. When deciding the annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders"

It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the annulment of own shares that the state's ownership interest in Statoil ASA is not changed. In order to achieve this, a proposal for the redemption of a proportion of the state's shares, so that the state's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The state currently has an ownership interest of approximately 67%, and the total repurchase/redemption and annulment could thus involve up to 227,272,727 shares (approximately 7.1% of the company's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Statoil and the state represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state's shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the price paid by Statoil ASA for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases until payment is effected.

Proposed resolution:
"The board of directors of Statoil ASA is hereby authorised to acquire in the market, on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company's share capital, pursuant to the Public Limited Companies Act section 12-1.

The authorisation is valid until the next ordinary general meeting."

Registration

Shareholders wishing to attend, either in person or by proxy, must register by 11 May 2012 at 12:00 (CET) either at the address DNB Bank ASA, Registrar's Department, NO-0021 Oslo, by telefax no. +47 22 48 11 71 or electronically via VPS Investor Services. It is also possible to register via the group's website www.statoil.com. The registration form has been distributed to the shareholders.

A shareholder, not present himself/herself at the general meeting, may prior to the general meeting cast a vote on each agenda item via the company's website www.statoil.com or via VPS Investor Services (PIN-code and reference number from the notice of attendance is required). The deadline for prior voting is 11 May 2012 at 12:00 (CET). Until the deadline, votes already cast may be changed or withdrawn. Votes already cast prior to the general meeting will be considered withdrawn in the event of a shareholder attending the general meeting in person or by proxy.

Shareholders wishing to vote at the annual general meeting by proxy may send their proxy form electronically via VPS Investor Services, or to DNB Bank ASA, Registrar's Department, by the above-mentioned deadline. A proxy form, with instructions for use, has been distributed to the shareholders. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a corporate body, must be enclosed with the proxy form.

If shares are registered by a nominee in the VPS register, cf section 4-10 of the Norwegian Public Limited Companies Act, and the beneficial shareholder wishes to vote for his/her shares, then the beneficial shareholder must re-register the shares in a separate VPS account in his/her own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the holder may, in the company's opinion, vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

Statoil ASA is a Norwegian public limited company governed by Norwegian law, including the Public Limited Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 5,917,875 treasury shares which will not be voted for.

A shareholder has the right to have items included in the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included in the agenda, 28 days prior to the general meeting at the latest.

A shareholder may bring advisors to the general meeting and let one advisor speak on his/her behalf.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report, (ii) items that are presented to the shareholders for decision, and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

The shares will be traded ex-dividend on the Oslo stock exchange from 16 May 2012.
For US ADR holders, the ex-dividend date will be 17 May 2012.

Notice of the annual general meeting and other case documents, including the annual report and accounts, and auditor's report for 2011, are available on www.statoil.com.

Notice of attendance and power of attorney for the annual general meeting have been distributed to the shareholders together with the notice of the meeting.

Stavanger, 13 March 2012

The board of directors of Statoil ASA